Exhibit 99.1

For Immediate Release

SuperCom Reports Financial Results
for the Second Quarter and Six Months Ended June 30, 2013

Second quarter net income at $2.6 million;
Gross margin increased to 87%; operating margin at 27%;

Herzliya, Israel, October 9, 2013 – SuperCom Ltd (NASDAQ: SPCB), a leading provider of e-ID, Security, HealthCare, Homecare, and Electronic Monitoring Solutions, today announced its results for the second quarter and first half of 2013.

Financial Highlights of the first half of 2013 compared with the first half of 2012

•	Gross profit increased by 26% to $3.4 million, compared to $2.7 million last year;

•	Gross profit margin increased to 86%, compared to 69% last year;

•	R&D increased by 146% to $349,000, compared to $142,000 last year;

•	Operating income increased by 29% to $1.2 million, compared to $0.9 million last year;

•	Operating margin increased to 30% compared to 23% last year;

•	Net income increased to $4.1 million, compared to $2.8 million last year;

Financial Highlights of the second quarter of 2013 compared with the second quarter of 2012

•	Revenue increased by 7% to $1.87 million, compared to $1.75 million last year

•	Gross profit increased by 11% to $1.63 million, compared to $1.47 million last year;

•	Gross profit margin increased to 87%, compared to 84% last year;

•	R&D increased by almost 400% to $216,000, compared to $55,000 last year;

•	R&D increased to 12% of revenue, compared to 3% of revenue last year;

•	Net income was $2.65 million, at the same level as last year;

"We are pleased to announce solid second quarter and first half results, particularly the continued improvement in our profit margins, while  quadrupling our investment in the research and development of new products and technologies for the fast growing public safety market," commented Arie Trabelsi, CEO of SuperCom. "We are planning to implement a similar cost structure and operations’ effectiveness to the SmartID business of OTI upon closing of the acquisition, which, subject to the completion of the due diligence review, is scheduled to be completed this fall.”

Investor Conference Call
SuperCom's management will host a conference tomorrow, Tuesday, October 8, 2013, starting at 9:00am Eastern Time. Arie Trabelsi, Chief Executive Officer, and Doron Ilan, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers:

US:	1 888 668 9141	at 9:00 am Eastern Time
Israel:	03 918 0609	at 4:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Supercom’s website at http://www.supercom.com/ beginning 24 hours after the call.

About Supercom
Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom’s website is http://www.supercom.com

Corporate Relations Contacts:
Rona Kandel
Tel: 972-9-889-0850
rona@supercom.com

Investor Relations Contacts: Ehud Helft & Kenny Green CCG Investor Relations Tel: 1 646 201 9246 supercom@ccgisrael.com	Media Relations Contact: Matthew Krieger CCG Public Relations Tel: 1 914 768 4219 matthew@ccgisrael.com
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

** Tables to Follow **

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of	As of
	June 30,	December 31,
	2013	2012
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	368	225
Trade receivable, net	2,458	1,598
Deferred tax short term	3,080	516
Other accounts receivable and prepaid expenses	672	311
Inventories, net	329	280

Total current assets	6,907	2,930

LONG-TERM ASSETS
Deferred tax long term	963	517
Severance pay funds	210	203

PROPERTY & EQUIPMENT, NET	148	93

TOTAL ASSETS	8,228	3,743

CURRENT LIABILITIES
Short-term bank credit	81	101
Trade payables	1,776	1,780
Employees and payroll accruals	324	138
Accrued expenses and other liabilities	953	777

Total current liabilities	3,134	2,796

LONG-TERM LIABILITIES
Accrued severance pay	256	236
Total long-term liabilities	256	236

SHAREHOLDERS' EQUITY:
Ordinary shares	603	574
Additional paid-in capital	43,616	43,518
Payables for capital		127
Accumulated deficit	(39,381)	(43,508)

Total shareholders' equity	4,838	711

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,228	3,743

SUPERCOM LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Six months Ended June 30	Six months Ended June 30	Three months Ended June 30	Three months Ended June 30
	2013	2012	2013	2012
	Unaudited

REVENUES	3,903	3,940	1,871	1,751
COST OF REVENUES	541	1,233	237	277

GROSS PROFIT	3,362	2,707	1,634	1,474

OPERATING EXPENSES:
Research and development	349	142	216	55
Selling and marketing	1,410	1,464	706	730
General and administrative	435	491	197	178
Other expenses (income)	-	(292)	-	(105)

Total operating expenses	2,194	1,805	1,119	858

OPERATING INCOME	1,168	902	515	616
FINANCIAL (EXPENSES) INCOME, NET	(42)	1,869	(14)	2,045

INCOME BEFORE INCOME TAX	1,126	2,771	501	2,661
INCOME TAX BENEFIT (EXPENSES)	3,001	(13)	2,151	(8)

NET INCOME FOR THE PERIOD	4,127	2,758	2,652	2,653